Exhibit 99.4

VINFAST AUTO LTD.

(Incorporated in the Republic of Singapore)

(Company Registration Number 201501874G)

PROXY STATEMENT

for the

ANNUAL GENERAL MEETING

of

VINFAST AUTO LTD.

(“VinFast” or “Company”)

To Be Held on June 25, 2026, 8:30 PM (Eastern Time) / June 26, 2026, 8:30 AM (Singapore Time) at

https://www.cstproxy.com/vinfastauto/am2026

PART I – INFORMATION ABOUT THE ANNUAL GENERAL MEETING

We are furnishing this Proxy Statement, dated as of June 10, 2026 (the “Proxy Statement”), in connection with the solicitation by our Board of Directors (the “Board” or “Directors”, and each a “Director”) of proxies to be voted at the annual general meeting of our shareholders, to be held on June 25, 2026, 8:30 PM (Eastern Time) / June 26, 2026, 8:30 AM (Singapore Time) or at any adjournments thereof (the “AGM”), for the purposes of voting on the Resolutions to be considered at the AGM (the “Resolutions” and each, a “Resolution”), as set forth in the Notice of Annual General Meeting of Shareholders, dated as of June 10, 2026 (the “AGM Notice”). Unless the context requires otherwise, references in this Proxy Statement to “the Company”, “VinFast”, “we”, “us”, “our” and similar terms, shall mean VinFast Auto Ltd. and its subsidiaries.

This Proxy Statement and the AGM Notice are each being published for the benefit of all holders of VinFast ordinary shares (“VinFast Shares”) (“VinFast Shareholders”) at https://www.cstproxy.com/vinfastauto/am2026 (the “Portal”) and will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K. If you are a beneficial shareholder holding VinFast Shares other than in registered form as a person whose name is entered in the register of members of VinFast, you hold VinFast Shares in “street name” as, or through, a participant in the Depositary Trust Company (the “DTC”). VinFast has fixed the close of day being 11:59 PM (Eastern Time) on May 29, 2026 / 11:59 AM (Singapore Time) on May 30, 2026 (the “Record Date”), as the record date for determining whether you are entitled to receive printed copies of the Notice of AGM and whether you may access this Proxy Statement, the Audited Financial Statements (which are reported on based on the Singapore Financial Reporting Standards (International) and the Companies Act 1967 of Singapore (“Act”)) for the financial year ended December 31, 2025 (and the accompanying Directors’ Statement and the Auditor’s Report) (collectively, the “2025 SFRS Financial Statements”) and the annual report to VinFast Shareholders through the Portal.

The AGM Notice will be mailed to VinFast Shareholders (as of the Record Date), on or about June 10, 2026. VinFast will bear the cost of the preparation and mailing of these proxy materials and the solicitation of the proxies and will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding these solicitation materials to VinFast Shareholders.

The AGM Notice will also be given by advertisement in the daily press and in writing to the NASDAQ Stock Exchange.

Quorum and Required Vote.

According to the Constitution of VinFast Auto Ltd., as amended (the “Constitution”), two VinFast Shareholders that are registered holders of shares in our Company as of the Record Date and in accordance with our Constitution (“Member”), present shall form a quorum. Such Member includes a person attending as a proxy and a corporation being a member shall be deemed to be personally present if represented in accordance with the provisions of Section 179(3) of the Act and such corporation’s representative is not otherwise entitled to be present at the meeting as a Member or proxy or as a corporate representative of another Member. A proxy representing more than one Member shall only count as one Member for the purpose of determining the quorum. Where a Member is represented by more than one proxy, such proxies shall count as only one member for the purpose of determining the quorum.

The affirmative vote by poll of at least a simple majority of the VinFast Shareholders (as of the Record Date) present and voting, whether in person or by proxy or by attorney and (in the case of a corporation) by a representative, is required at the AGM for the following resolutions:

As Ordinary Business

1. Ordinary Resolution 1: To approve the payment of Directors’ emoluments of a total amount of up to US$500,000 for the financial year ending December 31, 2027;

2. Ordinary Resolution 2: To re-appoint Ernst & Young LLP and Ernst & Young Vietnam Limited as the Company’s auditors for the financial year ending December 31, 2026, and to authorize the Directors to fix each of their remunerations;

3. Ordinary Resolution 3: To receive and adopt the Directors’ Statement and Audited Financial Statements (which are reported on based on the Singapore Financial Reporting Standards (International) and the Act) for the financial year ended December 31, 2025, together with the Auditor’s Report thereon;

4. Ordinary Resolution 4: To re-elect Mr. Pham Nhat Quan Anh as a Director, who is retiring in accordance with Regulation 110 of the Constitution of the Company; and

As Special Business

5. Ordinary Resolution 5: To consider, and if thought fit, to pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT authority be and is hereby given to the directors of the Company (“Directors”) to:

(a) (i) issue shares in the capital of the Company (“Shares”), whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements, options, performance units, restricted share units, or other compensatory equity awards (collectively, “Instruments”) that might or would require Shares to be issued, whether such issuance would occur during or after the expiration of this authority, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures, securities, rights, units, purchase contracts or other Instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such person(s) as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b) (notwithstanding that the authority conferred by the resolution of the shareholders of the Company may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the resolution of the shareholders is in force, provided that:

(A) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Companies Act 1967 of Singapore for the time being in force and the Constitution for the time being of the Company; and

(B) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier;”

(collectively, the “Resolutions”, and each a “Resolution”).

Abstentions and Broker Non-Votes.

Under the laws of Singapore, abstentions and “broker non-votes” are considered present and entitled to vote for the purpose of determining whether a quorum is present at the AGM. Abstentions will not be counted in the tabulation of votes cast on a Resolution and are therefore not counted for the purposes of determining whether a Resolution has been approved.

A “broker non-vote” will not be counted in the tabulation of votes cast on a Resolution and is therefore not counted for the purposes of determining whether such Resolution has been approved. A “broker non-vote” occurs when a bank, broker, or other nominee holding shares on behalf of a beneficial owner does not vote on a particular Resolution in respect of the relevant ordinary shares held by it because it (i) has not received voting instructions from the beneficial owner of such ordinary shares and (ii) does not have discretionary voting power to vote as to a particular Resolution in respect of such ordinary shares.

Persons Entitled to Vote on the Resolutions at the AGM.

Registered Members of VinFast: VinFast has convened an AGM to be held on June 25, 2026 (Eastern Time) / June 26, 2026 (Singapore Time), to consider and vote upon the Resolutions. You are entitled to vote at the AGM if you are a person whose name is entered in the register of members of VinFast, holding VinFast Shares as of the Record Date. Each outstanding VinFast Share that you own as of the Record Date entitles you to one vote in a poll, and you need not use all your votes or cast all your votes you may use in the same way.

Beneficial Shareholders: If you hold VinFast Shares other than in registered form as a person whose name is entered in the register of members of VinFast (i.e. if you hold VinFast Shares in “street name” as, or through, a participant in the DTC), in order for your vote to be counted at the AGM, you must be a VinFast Shareholder as at the Record Date. If you have sold or transferred all of your VinFast Shares, you should immediately forward this Proxy Statement to the purchaser or transferee, or to the broker, bank, nominee, or other institution through whom the sale was effected, for onward transmission to the purchaser or transferee.

Manner of Voting.

Whether you plan to attend the AGM or not, we urge you to vote by proxy.

Registered Member: A person whose name is entered in the register of members of VinFast who wishes to exercise his/her/its voting rights at the AGM may (whether the member is an individual or a corporate): (a) appoint a proxy(ies) (other than the Chairperson of the Meeting) to vote by poll on his/her/its behalf; or (b) appoint the Chairperson of the Meeting as his/her/its proxy to vote by poll on his/her/its behalf. A proxy need not be a member of the Company. The Chairperson shall decline to accept appointment as proxies for any VinFast Shareholder to vote in respect of any of the Ordinary Resolutions, unless specific instructions have been given in the Proxy Form on how the VinFast Shareholder wishes for his/her/its votes to be cast in respect of the said relevant Ordinary Resolutions.

A person whose name is entered in the register of members of VinFast (who is not a relevant intermediary within the meaning of the Act) is entitled to appoint not more than two proxies to attend and vote at the AGM. Where such member’s instrument appointing a proxy(ies) appoints more than one proxy, the proportion of shareholding concerned to be represented by each proxy shall be specified in the Proxy Form.

A proxy representing more than one member shall only count as one member for the purpose of determining the quorum of the AGM. Where a member is represented by more than one proxy, such proxies shall count as only one member for the purpose of determining the quorum of the AGM.

A person whose name is entered in the register of members of VinFast (who is a relevant intermediary within the meaning of the Act) is entitled to appoint more than two proxies to attend and vote at the AGM, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such member. Where the Proxy Form of such person whose name is entered in the register of members of VinFast appoints more than two proxies, the number and class of shares in relation to which each proxy has been appointed shall be specified in the Proxy Form.

A registered member who wishes to appoint a proxy to vote on his/her/its behalf at the AGM must complete and sign the Proxy Form, before depositing a hard copy (whether in person or by post) at Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004 no later than June 22, 2026, 8:30 PM (Eastern Time) / June 23, 2026, 8:30 AM (Singapore Time), being seventy-two (72) hours before the time appointed for the AGM.

In the case of an individual member, the Proxy Form must be signed by the appointor or his/her attorney. Where the Proxy Form is signed or authorised on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the Proxy Form, failing which the Proxy Form will be treated as invalid.

Where the Proxy Form is executed by a corporation, the Proxy Form must be given under its common seal, executed as a deed in accordance with the Act or signed on its behalf by an attorney or a duly authorised officer of the corporation, or in some other manner approved by the Directors of the Company.

The Directors may, for the purposes of the foregoing, designate procedures for authenticating the Proxy Form, and any such Proxy Form not so authenticated by use of such procedures shall be deemed not to have been received by the Company. The Directors may in their absolute discretion (a) approve the method and manner for an instrument appointing a proxy to be authorised; and (b) designate the procedure for authenticating an instrument appointing a proxy.

Beneficial Shareholders: If you hold VinFast Shares other than in registered form as a person whose name is entered in the register of members of VinFast (i.e. if you hold VinFast Shares in “street name” as, or through, a participant in the DTC), you have the right to instruct your broker, bank, nominee, or other institution on how to vote the VinFast Shares in your account. Your broker, bank, nominee, or other institution will send a voting instruction form for you to use to direct how your VinFast Shares should be voted. You may not vote your VinFast Shares at the time of the virtual AGM unless you (i) obtain a legal proxy from the DTC (in compliance with the voting requirements under Singapore law) through your broker, bank, nominee, or other institution that holds your VinFast Shares, giving you the right to vote the VinFast Shares instead of the broker, bank, nominee, or other institution holding your VinFast Shares, and (ii) provide a letter or recent account statement from such broker, bank, nominee, or other institution that confirms that you are the beneficial owner of the VinFast Shares.

Revocation of Proxy.

Registered Member: If you are a “shareholder of record” (i.e., registered holder of VinFast Shares), your proxy may be revoked at any time prior to the time it is voted by providing appropriate written notice to Proxy Services c/o Continental Trust Services, 1 State Street, New York, NY USA 10004, no less than 72 hours prior to the AGM.

Beneficial Shareholders: If your VinFast Shares are held in “street name” through a broker, bank, nominee, or other institution, please contact the broker, bank, nominee, or other institution which holds your VinFast Shares to determine how to change or revoke your voting instructions.

Shareholders Communications with the Board of Directors

Shareholders and other interested parties wishing to communicate with our Board or with an individual member of our Board may do so by writing to the Board or to a particular director by mail to our office at 9881 Irvine Center Drive, Irvine, California 92618, Attention: Legal Team – Corporate Governance and Securities. The envelope should indicate that it contains shareholder communication.

Our Legal Team will review each communication and will forward the communication, as expeditiously as reasonably practicable, to the addressees if: (1) the communication complies with the requirements of any applicable policy adopted by the Board relating to the subject matter of the communication; and (2) the communication falls within the scope of matters generally considered by the Board. To the extent the subject matter of a communication relates to matters that have been delegated by the Board to a committee or to an executive officer of the Company, then our Legal Team may forward the communication to the executive officer or chair of the committee to which the matter has been delegated. The acceptance and forwarding of communications to the members of the Board or an executive officer does not imply or create any fiduciary duty of the Board members or executive officer to the person submitting the communications.

Information may be submitted confidentially and anonymously, although the Company may be obligated by law to disclose the information or identity of the person providing the information in connection with government or private legal actions and in other circumstances. The Company’s policy is not to take any adverse action, and not to tolerate any retaliation, against any person for asking questions or making good faith reports of possible violations of law, our policies, or our governance documents.

Mailing addresses:

Shareholder correspondence should be mailed to:

VinFast Auto Ltd.

Attention: Legal Team – Corporate Governance and Securities

9881 Irvine Center Drive

Irvine, California 92618

Shareholder website: ir.vinfastauto.us

Shareholder online inquiries: https://www.cstproxy.com/vinfastauto/am2026

Where You Can Find Additional Information

VinFast is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as applicable to foreign private issuers, and, accordingly, files reports and other information with the SEC, including financial statements. VinFast’s Annual Report on Form 20-F for the financial year ended December 31, 2025 contains consolidated financial statements of VinFast under U.S. GAAP for the financial year ended December 31, 2025 and was publicly filed with the SEC and, along with VinFast’s other filings, can be found on the SEC’s website at www.sec.gov.

PART II – RESOLUTIONS TO BE CONSIDERED AT THE ANNUAL GENERAL MEETING

ORDINARY RESOLUTION 1

APPROVAL OF DIRECTORS’ EMOLUMENTS FOR THE FINANCIAL YEAR ENDING DECEMBER 31, 2027

Under Section 169 of the Act, a company must not at any meeting or otherwise provide emoluments or improve emoluments for a director of a company in respect of his or her office as such unless the provision is approved by a resolution that is not related to other matters and any resolution passed in breach thereof is void. Accordingly, we may only provide compensation to our Directors for services rendered in their capacity as Directors with the approval from our shareholders at a general meeting.

Accordingly, we are seeking the approval of shareholders for the payment of Directors’ emoluments of a total amount of up to US$500,000 for the financial year ending December 31, 2027. Such emoluments would include fees and percentages, any sums paid by way of expenses allowance insofar as those sums are charged to income tax in Singapore, any contribution paid in respect of our Directors under any pension scheme and any benefits received by our Directors otherwise than in cash in respect of his or her services as director.

ORDINARY RESOLUTION 2

APPOINTMENT OF AUDITORS AND AUTHORISATION OF THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS

ERNST & YOUNG LLP (“EY Singapore”) and ERNST & YOUNG VIETNAM LIMITED (“EY Vietnam”) served as the Company’s auditors for the financial year ended December 31, 2025.

The Audit Committee of our Board (the “Audit Committee”) has authorised, approved, and recommended to our Board the re-appointment of EY Singapore and EY Vietnam as the Company’s auditors for the financial year ending December 31, 2026.

As a result, our Board, upon such recommendation of the Audit Committee, has approved, subject to shareholders’ approval, (a) the re-appointments of each of EY Singapore and EY Vietnam for the financial year ending December 31, 2026 and (b) is requesting that the shareholders authorise the Directors (which may act through the Audit Committee) to fix the auditors’ remuneration for services rendered through the AGM.

ORDINARY RESOLUTION 3

ADOPTION OF THE 2025 SFRS FINANCIAL STATEMENTS

We have prepared audited financial statements that are reported on based on the Singapore Financial Reporting Standards (International) (“SFRS”) and the Act, and which have been included (together with the Directors’ Statement and the Auditor’s Report thereon) in the proxy materials to be delivered to VinFast Shareholders prior to the date of the AGM, and which will be furnished to the SEC on a Report on Form 6-K. Except as otherwise stated herein, all monetary amounts in this Proxy Statement, excepted otherwise noted, have been presented in U.S. dollars.

Our Board, upon recommendation of the Audit Committee, has approved, subject to shareholders’ approval, the receiving and adoption of the Directors’ Statement and the Company’s audited financial statements (under the SFRS) for the financial year ended December 31, 2025, together with the Auditor’s Report thereon.

ORDINARY RESOLUTION 4

RE-ELECTION OF MR. PHAM NHAT QUAN ANH AS A DIRECTOR OF THE BOARD

Mr. Pham Nhat Quan Anh was appointed as a Director of the Board in November 2025. Pursuant to Regulation 110 of the Constitution of the Company, a Director appointed by the Directors to fill a casual vacancy or as an addition to the existing Directors shall hold office only until the next annual general meeting of the Company and shall then be eligible for re-election by shareholders.

The Board has considered Mr. Pham Nhat Quan Anh’s qualifications, experience, contributions to the Company, and continued suitability to serve as a Director, and supports his re-election.

The Board, upon recommendation of the Nominating and Corporate Governance Committee, has approved, subject to shareholders’ approval, the re-election of Mr. Pham Nhat Quan Anh as a Director of the Board. Mr. Pham Nhat Quan Anh is a close family member of Mr. Pham Nhat Vuong.  Mr. Pham Nhat Quan Anh and Mr. Pham Nhat Vuong have abstained from voting on resolutions of the Nominating and Corporate Governance Committee and the Board in relation to the making of any recommendation on and/or approval of Mr. Pham Nhat Quan Anh’s re-election as a Director of the Board.

ORDINARY RESOLUTION 5

RENEWAL OF GENERAL MANDATE FOR ISSUANCE OF SHARES IN THE CAPITAL OF THE COMPANY

Under Section 161 of the Act, despite anything in our Constitution, our Directors must not, without the prior approval of the VinFast Shareholders in general meeting, exercise any power of the Company to issue shares.

We propose that VinFast Shareholders consider to, and if thought fit, pass the following resolution as an Ordinary Resolution:

“RESOLVED THAT authority be and is hereby given to the directors of the Company (“Directors”) to:

(a) (i) issue shares in the capital of the Company (“Shares”), whether by way of rights, bonus or otherwise; and/or (ii) make or grant offers, agreements, options, performance units, restricted share units, or other compensatory equity awards (collectively, “Instruments”) that might or would require Shares to be issued, whether such issuance would occur during or after the expiration of this authority, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures, securities, rights, units, purchase contracts or other Instruments convertible into Shares, at any time and upon such terms and conditions and for such purposes and to such person(s) as the Directors may in their absolute discretion deem fit, and with such rights or restrictions as the Directors may think fit to impose and as are set forth in the Constitution of the Company; and

(b) (notwithstanding that the authority conferred by the resolution of the shareholders of the Company may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the resolution of the Shareholders is in force, provided that:

(A) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Companies Act 1967 for the time being in force and the Constitution for the time being of the Company; and

(B) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earliest.”

If this Resolution is approved, and unless revoked or varied by the Company in general meeting from time to time, the Directors would be authorised to issue shares and other Instruments under this mandate from the date of this AGM and until the earlier of (i) the conclusion of the annual general meeting commencing next after the date on which this approval is given; or (ii) the expiration of the period within the next annual general meeting after that date is required by applicable law to be held, whichever is earlier.

If this Resolution is not approved, we would not be permitted to issue any new shares in the capital of the Company in connection with any future transactions, or any Instruments, which include agreements, of which have not been entered into prior to the expiry of our current mandate on June 25, 2026, 8:30 PM (Eastern Time) / June 26, 2026, 8:30 AM (Singapore Time), unless specific approval of VinFast Shareholders is obtained.

Caution Concerning Forward-Looking Statements

This Proxy Statement contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement, including statements regarding our company or our future financial position, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans, and goals for future operational improvements and capital investments, operational performance, future market conditions, economic performance, and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of our company as set forth in the sections of this Proxy Statement.

These forward-looking statements are subject to several risks and uncertainties, many of which are beyond VinFast’s control, which could cause a material difference from what is indicated in such forward-looking statements. Such risks include risks relating to the authorizations sought herein and other risks and factors, including those risks set forth under the heading “Risk Factors” in VinFast’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, VinFast undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.